DST Systems, Inc.
333 West 11th Street
Kansas City, MO 64105
816.435.1000
www.dstsystems.com

May 23, 2013
VIA EDGAR

Ms. Kathleen Collins
Accounting Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:    DST Systems, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed March 1, 2013
File No. 001-14036
Dear Ms. Collins:
DST Systems, Inc. (“we”, “DST” or the “Company”) is pleased to provide the following response to the Staff’s comment letter dated April 26, 2013 to Mr. Kenneth V. Hager, Chief Financial Officer of DST, with respect to the above-referenced report.
In connection with this response, DST acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to a filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
For your convenience, each response to the Staff’s comments is preceded by the comment to which it relates. Page number references are to the pages of the Form 10-K for the year ended December 31, 2012.

Form 10-K for the Fiscal Year Ended December 31, 2012
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Estimates
Valuation of long-lived and intangible assets and goodwill, page 49
Comment 1:
Please tell us the reporting units that you have identified for purposes of goodwill impairment testing. Further, to the extent that the estimated fair value for each of your reporting units is not substantially in excess of the carrying value and is potentially at risk of failing step one of your goodwill impairment analysis, please tell us and disclose the following:

•	The percentage by which the fair value of the reporting units exceeded the carrying value as of the date of the most recent test; and

•	Describe the potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions used in determining fair value;
If you have determined that the estimated fair value substantially exceeds the carrying value for your reporting units, please disclose this determination. Please refer to Item 303(a)(3)(ii) of Regulation S-K and Section V of SEC Release No. 33-8350.
Response:
DST Systems, Inc. has identified the following reporting units for purposes of goodwill impairment testing during 2012: Financial Services – U.S. recordkeeping services, Financial Services - healthcare, Financial Services – international, Customer Communications – U.S., Customer Communications – U.K./Europe, Customer Communications – Canada, Investments and Other – domestic, and Investments and Other – international.
We advise the Staff that the estimated fair value substantially exceeded the carrying value for each of the Company’s reporting units based on our most recent annual goodwill impairment analysis performed in the fourth quarter of 2012, except for the Customer Communications – U.K./Europe reporting unit, for which an impairment charge was recorded. The amount of remaining goodwill at our Customer Communications – U.K./Europe reporting unit and the key assumptions utilized in the determination of fair value were disclosed within Management’s Discussion and Analysis on pages 54-55 and in Note 9 to the consolidated financial statements included in the 2012 Annual Report on Form 10-K. Based upon the results of our annual goodwill impairment analysis, in future annual filings we will disclose that the estimated fair value substantially exceeded the carrying value for each of the Company’s reporting units or, if any of our reporting units has an estimated fair value that is not substantially in excess of the carrying value and is at potential risk of failing step one of our goodwill impairment analysis, we will disclose the information required.
Use of EBITDA, page 67
Comment 2:
We note your non-GAAP disclosures for “operating EBITDA” and “adjusted operating EBITDA.” Please tell us why you refer to these measures as EBITDA when you only adjust for depreciation and amortization and tell us whether you considered other descriptions for this measure such as non-GAAP operating income and adjusted non-GAAP operating income. In addition, you state that you provide this non-GAAP liquidity measure in addition to, but not as a substitute for, cash flows from operations. As such, tell us how you considered the guidance in Question 102.06 of the CD&Is for non-GAAP Financial Measures available on our website at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm to present the major categories of the statement of cash flows with your non-GAAP liquidity measure. Lastly, it appears that certain charges excluded from the non-GAAP liquidity measure “adjusted operating EBITDA” may require cash settlement. Please confirm and if so, tell us how this complies with the guidance in Item 10(e)(1)(ii)(A) of Regulation S-K.
Response:
Upon review and consideration of the authoritative guidance referenced by the Staff, the Company did not include the non-GAAP disclosure of operating EBITDA and adjusted operating EBITDA in our March 31, 2013 Form 10-Q, and will ensure that the guidance is followed for future filings.
Item 8. Financial Statements and Supplementary Data
Notes to Consolidated Financial Statements
Note 15. Commitments and Contingencies, page 145
Comment 3:
You indicated to us in comment 3 to your response letter dated May 31, 2012 that the Company explored whether there was a reasonable possibility that a loss may have been incurred in excess of what was recorded in the financial statements for your legal contingencies and, if so, what the additional loss or range of loss may be and in each case there was no reasonable basis for estimating possible additional losses or ranges of losses. In addition, you added disclosure to indicate that “based on the current status of each of the above proceedings, the Company has no basis to make an estimate of possible outcomes or loss ranges beyond what has been disclosed.” We have reconsidered this disclosure and note that the terminology used is not entirely consistent with ASC 450-20-50-3 and 4. In this regard, please consider revising your disclosure in future filings to indicate there is a reasonable possibility that losses in excess of the amounts accrued for your matters exists and an estimate of the amount of or range of additional, reasonably possible losses cannot be made.
Response:
In response to the Staff’s comment, we modified the legal contingencies disclosure in the financial statements included in our March 31, 2013 Form 10-Q in accordance with ASC 450-20-50-3 and 4. The new disclosure reads as follows:
Based on the current status of each of the above proceedings, there is a reasonable possibility that losses in excess of the amounts accrued exist. The Company currently cannot make an estimate of possible outcomes or estimate the amount or range of additional reasonably possible losses beyond what has been disclosed.

We will continue to monitor each of our contingencies and will provide additional disclosures, if material, once a reasonable basis for the estimates can be made.

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We appreciate the opportunity to provide this response. If you have any questions or would like to discuss these responses, please call me at 816.435.6535

Very truly yours,
/s/ Kenneth V. Hager
Vice President, Chief Financial Officer and Treasurer

cc:    Mr. Randall D. Young, Esq.
Mr. Gregg Wm. Givens
Mr. John Granda, Esq.
Mr. Thomas J. Lynn, Esq.